Exhibit 3.1

CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF

SERIES 9 PREFERRED STOCK

of

Inpixon

a Nevada corporation

Pursuant to Section 78.1955 of the Nevada Revised Statutes

The undersigned, Nadir Ali, hereby certifies that:

1.	He is the duly elected Chief Executive Officer of Inpixon a Nevada corporation (“Corporation”).

2.	A resolution was adopted and approved by the Board of Directors of the Corporation by unanimous written consent on March 11, 2024 authorizing and approving the Certificate of Designations of Preferences and Rights of Series 9 Preferred Stock of the Corporation set forth below.

3.	No shares of Series 9 Preferred Stock have been issued as of the date hereof.

IN WITNESS WHEREOF, the undersigned does hereby execute this Certificate, and does hereby acknowledge that this instrument constitutes his act and deed and that the facts stated herein are true.

Inpixon

By:	/s/ Nadir Ali
Name:	Nadir Ali
Title:	Chief Executive Officer

Dated:	March 11, 2024

CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF

SERIES 9 PREFERRED STOCK

of

Inpixon

a Nevada corporation

The undersigned Chief Executive Officer of Inpixon (“Corporation”), a corporation organized and existing under the laws of the State of Nevada, does hereby certify that, pursuant to the authority contained in the Corporation’s Articles of Incorporation (“Articles”) and pursuant to Section 78.1955 of the Nevada Revised Statutes (“NRS”), and in accordance with the provisions of the resolution creating a series of the class of the Corporation’s authorized preferred stock designated as the Series 9 Preferred Stock as follows:

FIRST: The Articles, as amended, authorize the issuance by the Corporation of 500,000,000 shares of common stock, par value of $0.001 per share (“Common Stock”) and 5,000,000 shares of preferred stock, par value of $0.001 per share (“Preferred Stock”), and further, authorize the Board of Directors (“Board”) of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any series into one or more series and to designate the rights, preferences and limitations of each series.

SECOND: By unanimous written consent of the Board dated March 11, 2024, the Board designated twenty thousand (20,000) shares of the Preferred Stock as Series 9 Preferred Stock, par value $0.001 per share, pursuant to a resolution providing that a series of preferred stock of the Corporation be and hereby is created and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such Series 9 Preferred Stock, and the qualifications, limitations and restrictions thereof, are as follows:

SERIES 9 PREFERRED STOCK

Section 1. Definitions. Capitalized terms used but not otherwise defined herein shall have meanings set forth in Section 14 below.

Section 2. Powers and Rights of Series 9 Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as the Series 9 Preferred Stock, par value $0.001 per share, of the Corporation (the “Series 9 Stock”). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Series 9 Stock shall be as set forth in this Certificate of Designations of Preferences and Rights of Series 9 Stock (this “Certificate of Designations”). For purposes hereof, a holder of a share or shares of Series 9 Stock, with respect to their rights as related to the Series 9 Stock, shall be referred to as a “Series 9 Holder.”

Section 3. Number and Stated Value. The number of authorized shares of the Series 9 Stock is twenty thousand (20,000) shares. Each share of Series 9 Stock shall have a stated value of $1,050.00 (the “Stated Value”).

Section 4. Ranking. Except to the extent that the holders of at least a majority of the outstanding Series 9 Stock (the “Required Holders”) expressly consent to the creation of Parity Stock (as defined below), all shares of capital stock of the Corporation shall be junior in rank to all Series 9 Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Corporation (such junior stock is referred to herein collectively as “Junior Stock”). The rights of all such shares of capital stock of the Corporation shall be qualified by the rights, powers, preferences and privileges of the Series 9 Stock. Without limiting any other provision of this Certificate of Designations, without the prior express consent of the Required Holders, voting separate as a single class, the Corporation shall not hereafter authorize or issue any additional or other class or series of shares of capital stock that is (i) of senior rank to the Series 9 Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Corporation (collectively, the “Senior Preferred Stock”), or (ii) of pari passu rank to the Series 9 Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Corporation (collectively, the “Parity Stock”). In the event of the merger or consolidation of the Corporation with or into another corporation wherein the Corporation is the surviving entity, the shares of Series 9 Stock shall maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation shall provide for a result inconsistent therewith, subject to the other terms and conditions herein.

Section 5. Preferred Return.

(a)	Each share of Series 9 Stock shall accrue a rate of return on the Stated Value at the rate of 10% per year, compounded annually to the extent not paid as set forth herein, and to be determined pro rata for any factional year periods (the “Preferred Return”). The Preferred Return shall accrue on each share of Series 9 Stock from the date of its issuance, and shall be payable or otherwise settled as set forth herein.

(b)	The Preferred Return shall be payable on a quarterly basis, within five Business Days following the end of each calendar quarter, either in cash or via the issuance to the applicable Series 9 Holder of an additional number of shares of Series 9 Stock equal to (i) the Preferred Return then accrued and unpaid, divided by (ii) the Stated Value, with the election as to payment in cash or via the issuance of additional shares of Series 9 Stock to be determined in the discretion of the Corporation.

(c)	In the event that the Corporation elects to pay any Preferred Return via the issuance of shares of Series 9 Stock, no fractional shares of Series 9 Stock shall be issued, and the Corporation shall pay in cash the Preferred Return that would otherwise be payable via the issuance of a fractional share of Series 9 Stock.

Section 6. Series 9 Dividend.

(a)	Commencing on the one-year anniversary of the issuance date of each share of Series 9 Stock, each such share of Series 9 Stock shall accrue an automatic quarterly dividend, based on three quarters of 91 days each and the last quarter of 92 days (or 93 days for leap years), which shall be calculated on the Stated Value of such share of Series 9 Stock, and which shall be payable in additional shares of Series 9 Stock, based on the Stated Value, or in cash as set forth herein (each, as applicable, the “Quarterly Dividend”). For the period from the one-year anniversary of the issuance date of a share of Series 9 Stock to the two-year anniversary of the issuance date of a share of Series 9 Stock, the Quarterly Dividend shall be 2% per quarter, and for all periods following the two-year anniversary of the issuance date of a share of Series 9 Stock, the Quarterly Dividend shall be 3% per quarter.

(b)	The Quarterly Dividend shall be aggregated for each Series 9 Holder, and shall be paid to each Series 9 Holder, within five Business Day following the end of each applicable Quarter, via the issuance to such Series 9 Holder of the whole number of shares of Series 9 Stock payable with respect to such Quarterly Dividend, and payment in cash for any fractional shares of Series 9 Stock that would be issuable with respect to such applicable Quarterly Dividend.

(c)	By way of example and not limitation, in the event that a Series 9 Holder acquired 500 shares of Series 9 Stock and continued to hold all such shares of Series 9 Stock at the applicable time, the first Quarterly Dividend would be due and payable to such Series 9 Holder by the fifth Business Day following the one-year and 91 day anniversary of the date of issuance of such shares of Series 9 Stock to such Series 9 Holder, and would be an amount equal to $10,500 (500 x $1,050 x 2%), and would be paid via the issuance to such Series 9 Holder of 10 shares of Series 9 Stock (having a total value, based on the Stated Value, of $10,500).

Section 7. Fundamental Transaction. If, at any time while any share of Series 9 Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person other than any subsidiary or any Affiliate of the Corporation, whereby the stockholders of the Corporation immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), the Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders (without unreasonable delay) prior to such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, the Successor Entity shall file a new certificate of designation with the same terms and conditions and issue to the Series 9 Holders new preferred stock consistent with the foregoing provisions and evidencing the Series 9 Holders’ rights under this Certificate of Designation.

Section 8. No Conversions. The Series 9 Stock shall not be convertible into shares of Common Stock or into any other class or series of stock of the Corporation.

Section 9. Corporation Optional Redemption.

(a)	Subject to the terms and conditions herein, at any time the Corporation may elect, in the sole discretion of the Board, to redeem all or any portion of the Series 9 Stock then issued and outstanding from all of the Series 9 Holders (a “Corporation Optional Redemption”) by paying to the applicable Series 9 Holders an amount in cash equal to the Series 9 Preferred Liquidation Amount then applicable to such shares of Series 9 Stock being redeemed in the Corporation Optional Conversion (the “Redemption Price”).

(b)	The Corporation shall provide written notice of any Corporation Optional Redemption to the Series 9 Holder(s) within 5 Business Days following the determination of the Board to consummate the applicable Corporation Optional Redemption, and thereafter such Corporation Optional Redemption shall be completed within five days following the delivery of such written notice, and at such time the Corporation shall deliver to the Series 9 Holder(s) the Redemption Price in valid funds. Each Series 9 Holder agrees to execute and deliver to the Corporation such instruments and documents, and to take such actions, as reasonably required to consummate the Corporation Optional Redemption.

Section 10. Dividends and Distributions. The Series 9 Stock shall not participate in any dividends, distributions or payments to the holders of the Common Stock.

Section 11. Vote; Amendment.

(a)	Other than as set forth in Section 11(b), the Series 9 Stock shall not have any voting rights and shall not vote on any matter submitted to the holders of the Common Stock, or any class thereof, for a vote.

(b)	The Corporation may not, and shall not, amend or repeal this Certificate of Designations without the prior written consent of Series 9 Holders holding a majority of the Series 9 Stock then issued and outstanding, in which vote each share of Series 9 Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Series 9 Holders, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

Section 12. Covenants. Until such time as no shares of Series 9 Stock remain outstanding (or such earlier time as may be set forth herein), the Corporation, and as applicable, its Subsidiaries, will at all times comply with the following covenants, unless otherwise consented to in writing by the Required Holders, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion:

(a)	The Corporation will timely file on the applicable deadline or within the applicable extension period provided by Rule 12b-25 under the Exchange Act all reports required to be filed with the SEC pursuant to Sections 13 or 15(d) of the Exchange Act, and will take all reasonable action under its control to ensure that adequate current public information with respect to the Corporation, as required in accordance with Rule 144 of the Securities Act, is publicly available, and will not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would permit such termination.

(b)	The Corporation will not have the right to repay any outstanding indebtedness owed to any Series 9 Holder or its Affiliates.

(c)	The Corporation will not increase the authorized shares of Common Stock or Preferred Stock without the prior written consent of the Required Holders, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(d)	Other than any issuances to Series 9 Holders and their Affiliates, the Corporation will not issue or sell any Equity Securities (as defined below) which result in net proceeds to the Corporation in excess of an aggregate of $10,000,000 without the Required Holders’ prior written consent, which consent may be granted or withheld in Required Holders’ sole and absolute discretion; provided, however, that this consent requirement shall not apply to any registration and issuance of ATM shares as governed under Section 12(k) below. For the avoidance of doubt, the sales of Equity Securities are subject to all other conditions and covenants in this Certificate.

(e)	The Corporation will not make any Restricted Issuance without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(f)	The Corporation shall not enter into any agreement or otherwise agree to any covenant, condition, or obligation that locks up, restricts in any way or otherwise prohibits the Corporation from issuing Common Stock, Preferred Stock, warrants, convertible notes, other debt securities, or any other of the Corporation’s securities to any Series 9 Holder or any Affiliate of any Series 9 Holder, except as may be required in connection with “standstill” provisions arising from a subsequent financing, provided, however, such “standstill restriction” shall not exceed more than forty-five (45) days without the Required Holders’ prior written consent which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(g)	The Corporation will not pledge or grant a security interest in any of its assets without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(h)	The Corporation will not, and will not enter into any agreement or commitment to, dispose of any assets or operations that are material to the Corporation’s operations without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion; provided, however, that this consent requirement shall not apply to any transaction for the purpose of effecting the Solutions Divestiture as defined in that certain Agreement and Plan of Merger, dated as of July 24, 2023, among the Corporation, Superfly Merger Sub, Inc. and XTI Aircraft Corporation, as may be amended from time to time (the “XTI Merger Agreement”).

(i)	Except in connection with maintaining compliance with Nasdaq initial listing or continued listing requirements, the Corporation will not, and will not enter into any agreement or commitment to, undertake or complete any reverse split of the Common Stock or any class of Preferred Stock without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(j)	The Corporation will not, and will not enter into any agreement or commitment to, create, authorize, or issue any class of Preferred Stock (including additional issuances of Series 9 Stock) without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

(k)	The Corporation will not, and will not enter into any agreement or commitment to, increase the number of shares of Common Stock registered for sale pursuant to the form 424B Filed Pursuant to Rule 424(b)(5) with respect to Registration No. 333-256827 (the “ATM”) or issue or sell any shares of Common Stock in excess of the number of shares of Common Stock available for issuance pursuant to the ATM as of the Effective Date, in each case without the Required Holders’ prior written consent, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion; provided, however, that this consent requirement shall not apply to the initial increase of the registered amount under the ATM which shall not exceed $10,000,000 following the completion of the merger transaction under the XTI Merger Agreement.

(l)	The Corporation will not consummate any Fundamental Transaction without the prior written consent of the Required Holders, which consent may be granted or withheld in the Required Holders’ sole and absolute discretion.

The covenants set forth in Sections 13(c) – (h), (j) and (l) will also apply to all Subsidiaries.

Section 13. Covenant Default.

(a)	Event of Default. The Required Holders may elect to declare an “Event of Default” if any of the following conditions or events shall occur and be continuing:

(i)	The Corporation or any Subsidiary fails to fully comply with any covenant, obligation or agreement of the Corporation or Subsidiary in this Certificate of Designations (other than payment or issuance defaults which are addressed in subparagraph (ii) below), and such failure, if known to the Required Holders and reasonably possible of cure, is not cured within five (5) Business Days following notice to cure from the Required Holders;

(ii)	The Corporation fails to pay any amount due and payable to the Series 9 Holders pursuant to and as required by this Certificate of Designations, or fails to issue any additional shares of Series 9 Stock or Common Stock to the Series 9 Holders pursuant to and as required by this Certificate of Designations, and such failure, if known to the Series 9 Holders and reasonably possible of cure, is not cured within five (5) Business Days following notice to cure from the Required Holders; or

(iii)	The Corporation shall (1) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator; (2) make a general assignment for the benefit of the Corporation’s creditors; or (3) commence a voluntary case under the U.S. Bankruptcy Code as now and hereafter in effect, or any successor statute.

(b)	Consequences of Events of Default. If an Event of Default has occurred (i) the Required Holders may, by notice to the Corporation, force the Corporation to redeem all of the issued and outstanding shares of Series 9 Stock then held by the Series 9 Holders for a price equal to (1) the Stated Value (as defined in this Certificate of Designations) of all such shares of Series 9 Stock; plus (2) any accrued and unpaid Preferred Return (as defined in this Certificate of Designations) with respect to all such shares of Series 9 Stock, with such Preferred Return to be paid in cash and not via the issuance of additional shares of Series 9 Stock; plus (3) any accrued and unpaid Quarterly Dividend (as defined in this Certificate of Designations) with respect to all such shares of Series 9 Stock, provided that such Quarterly Dividend shall be paid in cash in an amount equal to the number of shares of Series 9 Stock otherwise issuable for the Quarterly Dividend multiplied by the Stated Value; plus (4) any and all other amounts due and payable to the Series 9 Holders pursuant to this Certificate of Designations; and (ii) the Series 9 Holders shall have the right to pursue any other remedies that the Required Holders may have under applicable law and/or in equity.

(c)	Specific Performance. The Corporation acknowledges and agrees that any Series 9 Holder may suffer irreparable harm in the event that the Corporation or any Subsidiary fails to perform any material provision of this Certificate of Designations in accordance with its specific terms. It is accordingly agreed that any Series 9 Holder shall be entitled to one or more injunctions to prevent or cure breaches of the provisions of this Certificate of Designations and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any Series 9 Holder may be entitled under the Certificate of Designations, at law or in equity. The Corporation specifically agrees that: (a) following an Event of Default under this Certificate of Designations, any Series 9 Holder shall have the right to seek and receive injunctive relief from a court or an arbitrator prohibiting the Corporation and any of its Subsidiaries from issuing any of its Common Stock or Preferred Stock to any party unless the Series 9 Stock are being paid in full simultaneously with such issuance; and (b) following a breach of Section 12(d) above, any Series 9 Holder shall have the right to seek and receive injunctive relief from a court or arbitrator invalidating such lock-up. The Corporation specifically acknowledges that any Series 9 Holder’s right to obtain specific performance constitutes bargained for leverage and that the loss of such leverage would result in irreparable harm to any Series 9 Holder. For the avoidance of doubt, in the event any Series 9 Holder seeks to obtain an injunction from a court or an arbitrator against the Corporation or specific performance of any provision of this Certificate of Designations, such action shall not be a waiver of any right of any Series 9 Holder under this Certificate of Designations, at law, or in equity, including without limitation its rights to arbitrate any claim pursuant to the terms of this Certificate of Designations, nor shall any Series 9 Holder’s pursuit of an injunction prevent any Series 9 Holder, under the doctrines of claim preclusion, issues preclusion, res judicata or other similar legal doctrines, from pursuing other claims in the future in a separate arbitration

(d)	Expenses. In the event that any Series 9 Holder incurs reasonable expenses in the enforcement of its rights hereunder, including but not limited to reasonable attorneys’ fees, then the Corporation shall immediately reimburse such Series 9 Holder the reasonable costs thereof.

Section 14. Definitions. In addition to the terms defined elsewhere in this Certificate of Designations, the following terms, as used herein, have the following meanings:

(a)	“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with, the specified Person.

(b)	“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

(c)	“Control” means (a) the possession, directly or indirectly, of the power to vote 10% or more of the securities or other equity interests of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, by contractor otherwise, or (c) being a director, officer, executor, trustee or fiduciary (or their equivalents) of a Person or a Person that controls such Person.

(d)	“Equity Securities” means Common Stock of the Corporation, and any option, warrant, or right to subscribe for, acquire or purchase Common Stock.

(e)	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulation promulgated thereunder.

(f)	“Issuance Date” means the date that the applicable shares of Series 9 Stock are issued to a Series 9 Holder.

(g)	“Person” means a natural person, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(h)	“Restricted Issuance” means (i) the issuance, incurrence or guaranty of any debt (but excluding any intercompany debt), or (ii) the issuance of any debt or equity securities of the Corporation in any Variable Rate Transaction.

(i)	“SEC” means the United States Securities and Exchange Commission.

(j)	“Series 9 Preferred Liquidation Amount” mean an amount per share of Series 9 Stock equal to the Stated Value at such time plus any accrued but unpaid Preferred Return plus any accrued and unpaid Quarterly Dividend.

(k)	“Subsidiaries” means any wholly- or partially-owned subsidiaries of the Corporation that exist now or may be created in the future, provided, however, the subsidiaries that will be spun off as part of the Solutions Divestiture will not be considered Subsidiaries.

(l)	“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulation promulgated thereunder.

(m)	“Variable Rate Transaction” means a transaction in which (i) the Corporation issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Common Stock either at a conversion price, exercise price or exchange rate or other price that varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities, or (ii) the Corporation issues or sells any warrant that has any provisions that will increase the number of shares of Common Stock exercisable under such warrant other than an adjustment in connection with a stock split. For the avoidance of doubt, the issuance by the Corporation of shares of Common Stock in an At-the-Market Offering shall not be deemed a Variable Rate Transaction, subject to the provisions of Section 12(k) above (for purposes of this definition “At-the-Market Offering” means an offering by the Corporation of newly issued shares of Common Stock, which is incrementally sold into a trading market through a broker-dealer at the market price).

Section 15. Miscellaneous.

(a)	Legend. Any certificates or book entry representing the Series 9 Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

(b)	Uncertificated Shares Lost or Mutilated Series 9 Stock Certificate. The Series 9 Stock shall be issued to each Series 9 Holder in uncertificated (book entry) form by the stock transfer agent of the Corporation unless a Series 9 Holder requests such Series 9 Stock be issued to such Series 9 Holder in certificated form. If any certificate for the Series 9 Stock held by the Series 9 Holder thereof shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the share of Series 9 Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(c)	Interpretation. If the Corporation or any Series 9 Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designations, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorney’s fees and other reasonable costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(d)	Waiver. Any waiver by the Corporation or the Series 9 Holder of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations. The failure of the Corporation or the Series 9 Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver must be in writing.

(e)	Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

(f)	Status of Redeemed Preferred Stock. If any shares of Series 9 Stock shall be converted, redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series 9 Convertible Preferred Stock.

[Signature Page Follows]

IN WITNESS WHEREOF, Inpixon, a Nevada corporation, has caused this Certificate of Designations to be signed by a duly authorized officer on this 12th day of March, 2024.

Inpixon

/s/ Nadir Ali
Name:	Nadir Ali
Title:	Chief Executive Officer